

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 8, 2009

Mr. Thomas G. Ryman
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

Re: JayHawk Energy, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 13, 2009
Response Letter dated April 3, 2009
File No. 000-53311

Dear Mr. Ryman:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management Discussion and Analysis, page 8

1. In response to prior comment 1, you proposed to include additional disclosures immediately before the last paragraph before Results of Operations. We suggest that you disclose this information as the first paragraph in your Overview section on page 8, and also at the beginning of Note 1 in your financial statements.

   As for the disclosure proposed, your reference to Rule 3-05 of Regulation S-X should be replaced with Article 8, for smaller reporting companies.

   Please also disclose that you were required to include financial statements of predecessor activities from October 1, 2006 through September 30, 2007 and from October 1 2007 through January 16, 2008, the date of the acquisition, in your Form 10-KSB.

Note 6 – Proved and Developed Oil and Gas Properties, page 24

2.   We understand from your response to prior comment 2 that you intend to comply
        with the disclosure requirements specified in SFAS 69 in the future. Tell us why
        you would not be including complete disclosures in an amendment to your Form
        10-KSB.

        In your proposed disclosure, you identify some characteristics of proved reserves
        and indicate that you are relying on both SEC and FASB requirements for
        guidance on calculation. The reserve definitions are set forth in Rule 4-10(a) of
        Regulation S-X, and are more comprehensive than as suggested in your proposed
        disclosure. It is unclear which guidance from the FASB you are referring to for
        reserve definitions.

Controls and Procedures, page 32

3.   The disclosures that you have proposed in response to prior comment 3 do not
        provide an adequate conclusion on the effectiveness of your disclosure controls
        and procedures, as you are stating that they were effective "to ensure compliance
        with Item 307 of Regulation S-K, being designed at such a level as to provide…."
        In other words, you appear to be providing an assertion about their design, rather
        than whether you concluded that they were effective in meeting the objectives of
        the design.

        We suggest that you disclose whether or not your disclosure controls and
        procedures were effective or not effective, based on your evaluation, without
        attempting to explain how they were effective, as this is inherent in the definition.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Control and Procedures, page 13

4.   Please further clarify the disclosure you propose in response to prior comment 7
        to indicate whether there were *any* changes in your internal control over financial
        reporting, rather than referring only to *significant* changes.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                         Sincerely,

                         Karl Hiller
                         Branch Chief